UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED
MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number 811-4923

LONGLEAF PARTNERS FUNDS TRUST
(Exact name of registrant as specified in charter)

c/o Southeastern Asset Management, Inc.
6410 Poplar Avenue; Suite 900
Memphis, TN 38119
(Address of principal executive offices) (Zip code)

Registrant’s Telephone Number, Including Area Code - (901) 761-2474

Southeastern Asset Management, Inc.

2 Southeastern Summary Business Owners Through public markets, own a limited number of companies with durable competitive strengths Long-Term Investors Use short-term price fluctuations to acquire businesses with a margin of safety for principal protection and superior long-term absolute returns Disciplined Analysts Buy competitively entrenched, well-managed companies trading at deep discounts to conservative appraisals of intrinsic value (low "price-to-value" or "P/V") An Experienced, Global Team Guided by over three decades of consistent leadership, 11 analysts on three continents collaborate on all investment decisions Partners with Our Clients Southeastern's employees and related entities are the largest owners of the Longleaf Partners Funds. Employees must use the Longleaf Funds to own public equities unless granted an exception Southeastern operates as a research-driven investment firm. We are:

Mandate Assets % Firm AUM Separate Accounts Longleaf Funds US large cap $14.9 B 50% $7.5 B $7.4 B Global $10.0 B 34% $9.8 B $0.2 B US small cap (closed) $2.8 B 9% NA $2.8 B Non-US $2.2 B 7% $0.5 B $1.7 B Total $29.9 B 100% $17.8 B $12.1 B % Firm AUM 100% 100% 60% 40% 3 Firm Overview Year Founded 1975 Locations Memphis, TN (Headquarters) ^ London ^ Singapore ^ Tokyo Employees 60 total Ownership Independent ^ 100% employee owned ^ 18 principals (CHART) Assets Under Management (09/30/11) Total AUM = 29.9 billion Our tenure, global presence, focus, and ownership structure differentiate Southeastern.

Relationships by Tenure Total Separate Account Relationships = 156 Our Clients 4 (CHART) Years (CHART) Data as of 9/30/11 See tab for client list One of Southeastern's key advantages is our long-term relationships with like-minded, diverse clients from around the world. Types of Clients Total Assets Under Management = $29.9 billion Geographic Distribution Total Separate Accounts = $17.8 billion (CHART)

Research Research Research Research Experience Tenure Location Mason Hawkins, CFA (CEO) 39 36 Memphis Staley Cates, CFA (CIO) 26 25 Memphis Jim Thompson, CFA 23 13 Memphis Ken Siazon 17 5 Singapore Scott Cobb 16 5 London Lowry Howell, CFA 16 5 Memphis Jason Dunn, CFA 14 14 Memphis Josh Shores, CFA 9 4 London Ross Glotzbach, CFA 8 7 Memphis Manish Sharma 4 2 Singapore Brandon Arrindell 3 2 Memphis Global Investment Team 5 Client Portfolio Management Client Portfolio Management Client Portfolio Management Client Portfolio Management Experience Tenure Location Fraser Marcus 35 2 Memphis/London Lee Harper 18 18 Memphis Peter Montgomery 14 1 Memphis Gary Wilson, CFA 13 9 Memphis Gwin Myerberg 7 3 London John Owen 5 1 Memphis Trading Trading Trading Trading Experience Tenure Location Deborah Craddock, CFA 25 24 Memphis Jeff Engelberg, CFA 12 4 Memphis Michael Johnson 12 1 Singapore Doug Schrank 11 2 Memphis Ken Anthony 6 6 Memphis 5 Risk Management Risk Management Risk Management Risk Management Experience Tenure Location Jim Barton, CFA 20 13 Memphis The team's consistent leadership and collective experience give us deep cumulative knowledge and a wide network of research contacts. See tab for biographies

6 Long-term investment horizon provides opportunity for "time horizon arbitrage" In-depth, conservative business appraisals underpin all decisions Stock price volatility offers opportunity Margin of safety determines entry and exit limits based on price-to-value ratio (P/V) "Cheap" is not enough - sustainable competitve advantages that lead to value growth are equally critical Corporate management's capability, incentives, and business decisions greatly impact our outcome Concentrating in 18-22 most qualified opportunities adequately diversifies, reduces risk, and improves return Bottom up, benchmark agnostic portfolio construction enables superior returns by owning only the highest quality, most discounted businesses Investment Beliefs Fundamental disciplines have anchored our investing and given Southeastern a significant advantage for over three decades.

7 Security Selection Criteria Good Business Understandable Financially sound Competitively entrenched Generates free cash flow which will grow Good People Honorable and trustworthy Skilled operators Capable capital allocators Shareholder-oriented Properly incented Good Price P/V=60% or less where intrinsic value is determined by: Present value of free cash flow Net asset value Comparable business sales Good Business Good People Good Price Every company must qualify both qualitatively and quantitatively.

Sell Criteria 8 Southeastern's long-term investment horizon results in multiyear holding periods and low turnover. We sell an investment when: 1) Price approaches current appraisal 2) Risk/return profile can be improved substantially Sell high P/V to fund substantially lower P/V; swap low P/V for low P/V with significantly higher quality 3) Business' earnings power is permanently impaired Reduce risk of "value trap" where intrinsic value is flat or declining 4) Management proves incapable of building value and replacing leadership is not feasible Low chance of success in becoming active and using our size to effect change

Buying with a Large Margin of Safety P/V at Purchase 5 Year CAGR 50% 29% 60% 24% 70% 20% 80% 17% 90% 14% 100% 12% Discount Scenarios 9 Our margin of safety discipline should protect capital from significant loss and generate substantial long-term returns Assumptions: Buy a business at 50% of appraisal, enterprise value growth of 12% per annum, price reaches appraisal in year 5. This chart does not reflect the performance of any particular security.

Investment Process

For over 36 years Southeastern successfully has applied an in-depth research discipline and rigorous decision process.

Analysts Search for Investments (average 300-400/year)

- Look everywhere regardless of sector or geography from universe of 3000+ stocks
- Review multiple sources including various screens
- Identify companies that are misunderstood, underfollowed, temporarily challenged, or intensely disliked
- Regularly update master wish list of 600 companies
- Result = Name either qualifies for team consideration or analyst continues to monitor

Team Scrutinizes Thesis, Data, Assumptions (average 100/year)

- Review comprehensive analyst report - includes business segment analysis
- Appoint "Devil's Advocate" (DA)
- Challenge investment thesis and discuss concerns incorporating cumulative experience of full team
- Gain insight from our extensive network of industry competitors, clients, and others
- Visit company management
- Result = Final appraisal and fully vetted case - due diligence depth akin to private equity

Team Approves New Holding (average 10-12/year)

- Require team approval based on merits of case
- Target 5% position in applicable mandate(s)
- Determine cash source if necessary
- Result = Purchase instructions for trading

Analyst Monitors Investment

- Update appraisal and thesis based on events and quarterly results
- Review case with team
- Re-engage DA and/or re-assign coverage if significant price or appraisal decline
- Result = Regular reports to team; post-mortem report following sale

Southeastern Asset Management, Inc.® | Advisor to Longleaf Partners Funds

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Risk Management Processes 11 1) Security selection process is our primary risk management tool. Use qualitative and quantitative criteria to minimize market risk (with margin of safety) and business ownership risks including financial, competitive, regulatory, and legal 2) Portfolio construction and optimization process adheres to risk constraints. Construction Populate with highest quality names below 60% P/V Target positions 18-22 names of 5% with occasional overweights Cash limit Hold cash if securities do not meet stringent criteria Industry limit 15-20% (3 direct competitors) Company ownership limit 15% in most cases Optimization Trim positions at higher P/V and weighting; consider adding at P/V below 60% 3) Portfolio monitoring process reviews two areas. Implementation of research decisions and adherence to risk constraints Daily review of portfolio tolerance limits using proprietary, customized systems Weekly review of portfolios with cash flows Monthly review of holdings and weightings Quarterly mandate dispersion review Adherence to client guidelines Automated review of trade orders against hard coded restrictions Monthly and quarterly review We define risk as the possibility of permanent capital loss, not as benchmark deviation, tracking error, or price volatility.

Competitive Advantages Given our distinct, sustainable edge, we are confident Southeastern will continue to deliver superior long-term results. Proven Investment Discipline Over 36 years of successful results across three distinct equity universes using the same in-depth, rigorous, research discipline to assess business value, quality, and management competence Long-Term Investment Horizon Long-term stability to look beyond short-term market pressures and invest based on intrinsic business values because of being employee owned with like-minded clients Corporate Management Insight and Access Superior insight and access provided by our extensive contacts, partnership record, and global presence Cohesive Investment Team Consistent leadership and philosophy for over three decades guiding a single, global, multigenerational team Aligned Partnership Approach Alignment of interests through our Longleaf ownership requirement, our firm's independence, and our selection of stocks with vested management 12

Longleaf Partners Fund Country and industry weightings and market cap size are a by-product of bottom up investment decisions. Most names are at least $1 billion given the size of Southeastern's asset base and the concentrated approach. Portfolios contain not only companies headquartered outside of the U.S., but also U.S. domiciled companies with more than half of revenues, profits, or appraised value derived from non-U.S. locations. Cash is a by-product of a lack of investment opportunities that meet Southeastern's criteria. When we have not found stocks selling at the requisite discount for prolonged periods, cash has approached 30% of the portfolios for limited periods. We do not hedge currency exposure, allowing clients to make their own decisions regarding hedging. International Accounts as of 9/30/10 9 accounts $2.7 billion in assets ($2.1 billion is Longleaf Partners International Fund) $50 million minimum account size Fees 120 bps on first $50 million 100 bps on all assets over $50 million Top 10 Holdings at 9/30/11 Portfolio Details at 9/30/11 Chesapeake Energy 9.5% Dell 9.3 Loews 6.5 DIRECTV 6.1 Aon Corporation 5.9 Abbott Laboratories 5.1 Travelers Companies 5.0 Philips 5.0 The Walt Disney Company 4.7 News Corp 4.7 Inception 4/8/87 Net Assets $7.4 billion Total Holdings 23 Expense Ratio 0.90% Turnover (five-year average) 27% Weighted Average Market Cap $22.9 billion Symbol LLPFX Net Asset Value $24.84 13

Longleaf Partners Fund Performance 1 year 5 year 10 year 15 year 20 year Inception 4/8/87 LLPF -2.8% -15.6% 50.5% 177.8% 585.9% 987.9% S&P 500 1.1 -5.8 32.0 114.8 336.3 577.8 Inflation +10% 13.9 78.3 223.1 481.4 963.6 1862.5 Cumulative Total Return 1 year 5 year 10 year 15 year 20 year Inception 4/8/87 LLPF -2.8% -3.3% 4.2% 7.1% 10.1% 10.2% S&P 500 1.1 -1.2 2.8 5.2 7.6 8.1 Inflation +10% 13.9 12.3 12.4 12.5 12.6 12.9 Annualized Return Periods ending 9/30/11, net of fees In 1987, S&P 500 was available only at month-end; therefore, we used S&P 500s value at 3/31/87 to calculate S&P 500 performance since public offering. Fund returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Fund returns and those of the unmanaged index include reinvested dividends and distributions. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Prior to 2010, the Fund used currency hedging as a routine investment strategy. Please call (800)445-9469 or view www.southeasternasset.com for current performance or wwww.southeasternasset.com/misc/prospectus.cfm for the Funds' Prospectus and Summary Prospectus, which should be read carefully before investing to understand investment objectives, risks, charges and expenses of the Fund. 14

Longleaf Partners Fund Performance

Yearly Performance, net of fees as of 9/30/11

Year	Net	S&P 500	Year	Net	S&P 500	Year	Net	S&P 500
1987*	-13.0%	-13.3%	1998	14.3%	28.6%	2009	53.6%	26.5%
1988	35.2%	16.6%	1999	2.2%	21.0%	2010	17.9%	15.1%
1989	23.3%	31.7%	2000	20.6%	-9.1%	YTD	-12.1%	-8.7%
1990	-16.4%	-3.1%	2001	10.3%	-11.9%			
1991	39.2%	30.5%	2002	-8.3%	-22.1%			
1992	20.5%	7.6%	2003	34.8%	28.7%			
1993	22.2%	10.1%	2004	7.1%	10.9%			
1994	9.0%	1.3%	2005	3.6%	4.9%			
1995	27.5%	37.6%	2006	21.6%	15.8%			
1996	21.0%	23.0%	2007	-0.4%	5.5%			
1997	28.3%	33.4%	2008	-50.6%	-37.0%			

Partial year, initial public offering 4/8/87

Average annual total returns for the Fund and its benchmark for the one, five, and ten year period ended September 30, 2011 are as follows: Partners Fund, -2.8%, -3.3%, 4.2%; S&P 500, 1.1%, -1.2%,2.8%. In1987, S&P 500 was available only at month-end; therefore, we used S&P 500s value at 3/31/87 to calculate S&P 500 performance since public offering. Fund returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Fund returns and those of the unmanaged index included reinvested dividends and distributions. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Prior to 2010, the Fund used currency hedging as a routine investment strategy. Please call (800)445-9469 or view www.southeasternasset.com for current performance or www.southeasternasset.com/misc/prospectus .cfm for the Funds' Prospectus and Summary Prospectus, which should be read carefully before investing to understand investment objectives, risks, charges, and expense of the Fund.

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds

15

Longleaf Partners Small-Cap Fund Closed to new investors Country and industry weightings and market cap size are a by-product of bottom up investment decisions. Most names are at least $1 billion given the size of Southeastern's asset base and the concentrated approach. Portfolios contain not only companies headquartered outside of the U.S., but also U.S. domiciled companies with more than half of revenues, profits, or appraised value derived from non-U.S. locations. Cash is a by-product of a lack of investment opportunities that meet Southeastern's criteria. When we have not found stocks selling at the requisite discount for prolonged periods, cash has approached 30% of the portfolios for limited periods. We do not hedge currency exposure, allowing clients to make their own decisions regarding hedging. International Accounts as of 9/30/10 9 accounts $2.7 billion in assets ($2.1 billion is Longleaf Partners International Fund) $50 million minimum account size Fees 120 bps on first $50 million 100 bps on all assets over $50 million Top 10 Holdings at 9/30/11 Portfolio Details at 9/30/11 Texas Industries 8.1% tw telecom 6.7 Fairfax Financial 6.5 Dillard's 5.8 Service Corp 5.8 Wendy's/Arby's 4.9 Vail Resorts 4.6 Markel Corporation 4.5 Martin Marietta 4.5 Madison Square Garden 4.5 Inception 2/21/89 Net Assets $2.8 billion Total Holdings 23 Expense Ratio 0.92% Turnover (five year avg) 25% Weighted Average Market Cap $2.9 billion Symbol LLSCX Net Asset Value $24.74 16

Longleaf Partners Small-Cap Fund Performance

Closed to new investors

Periods ending 9/30/11, net of fees

Cumulative Total Return

	1 year	5 year	10 year	15 year	Inception 2/21/89
LLSC	**5.0%**	**7.4%**	**124.5%**	**313.4%**	**740.8%**
Russell 2000	-3.5	-5.0	81.2	126.2	470.3
Inflation +10%	13.9	78.3	223.1	481.4	1437.5

Annualized Return

	1 year	5 year	10 year	15 year	Inception 2/21/89
LLSC	**5.0%**	**1.4%**	**8.4%**	**10.0%**	**9.9%**
Russell 2000	-3.5	-1.0	6.1	5.6	8.0%
Inflation +10%	13.9	12.3	12.4	12.5	12.9

Fund returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Fund returns and those of the unmanaged index include reinvested dividends and distributions. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Please call (800)445-9469 or view www.southeasternasset.com for current performance or www.southeasternasset.com/misc/prospectus.cfm for the Funds' Prospectus and Summary Prospectus, which should be read carefully before investing to understand investment objectives, risks, charges and expenses of the Fund.

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds

17

Longleaf Partners Small-Cap Fund Performance

Closed to new investors

Yearly Performance, net of fees as of 9/30/11

Year	Net	Russell 2000	Year	Net	Russell 2000
1989*#	25.5%	10.6%	2001	5.5%	2.5%
1990*	-30.1%	-19.5%	2002	-3.7%	-20.5%
1991*	26.3%	46.0%	2003	43.9%	47.3%
1992	6.9%	18.4%	2004	14.8%	18.3%
1993	19.8%	18.9%	2005	10.8%	4.6%
1994	3.6%	-1.8%	2006	22.3%	18.4%
1995	18.6%	28.5%	2007	2.80%	-1.6%
1996	30.6%	16.5%	2008	-43.9%	-33.8%
1997	29.0%	22.4%	2009	49.3%	27.2%
1998	12.7%	-2.6%	2010	22.3%	26.9%
1999	4.1%	21.3%	YTD	-6.7%	-17.0%
2000	12.8%	-3.0%			

#Partial year, initial public offering on 2/21/89 – 12/31/89
**From public offering through 3/31/91, Fund was managed by a different portfolio manager.*
Average annual total returns for the Fund and its benchmark for the one, five, and ten year period ended September 30, 2011 are as follows: Small-Cap Fund, 5.0%, 1.4%, and 8.4%; Russell 2000, -3.5%, -1.0%, 6.2%. Fund returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Fund returns and those of the unmanaged index included reinvested dividends and distributions. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Please call (800)445-9469 or view www.southeasternasset.com for current performance or www.southeasternasset.com/misc/prospectus.cfm for the Funds' Prospectus and Summary Prospectus, which should be read carefully before investing to understand investment objectives, risks, charges, and expense of the Fund.

Southeastern Asset Management, Inc.® | Advisor to Longleaf Partners Funds
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Longleaf Partners International Fund Country and industry weightings and market cap size are a by-product of bottom up investment decisions. Most names are at least $1 billion given the size of Southeastern's asset base and the concentrated approach. Portfolios contain not only companies headquartered outside of the U.S., but also U.S. domiciled companies with more than half of revenues, profits, or appraised value derived from non-U.S. locations. Cash is a by-product of a lack of investment opportunities that meet Southeastern's criteria. When we have not found stocks selling at the requisite discount for prolonged periods, cash has approached 30% of the portfolios for limited periods. We do not hedge currency exposure, allowing clients to make their own decisions regarding hedging. International Accounts as of 9/30/10 9 accounts $2.7 billion in assets ($2.1 billion is Longleaf Partners International Fund) $50 million minimum account size Fees 120 bps on first $50 million 100 bps on all assets over $50 million Top 10 Holdings at 9/30/11 Portfolio Details at 9/30/11 ACS Actividades 9.5% Fairfax Financial Holdings 8.2 Ferrovial 5.7 Carrefour 5.6 Lafarge 5.1 Philips 5.0 Cheung Kong 4.9 Nitori 4.6 Seven Bank 4.5 undisclosed 4.3 Inception 10/26/98 Net Assets $1.7 billion Total Holdings 25 Expense Ratio 1.4% Turnover (five year avg) 36.8% Weighted Market Cap $7.6 billion Symbol LLINX Net Asset Value $12.16 19

Longleaf Partners International Fund Performance

Periods ending 9/30/11, net of fees

Cumulative Total Return

	1 year	5 year	10 year	Inception 10/26/98
LLIN	**-14.9%**	**-16.7%**	**37.6%**	**150.9%**
MSCI EAFE	-9.4	-16.1	63.3	42.8
Inflation +10%	13.9	78.3	223.1	365.1

Annualized Return

	1 year	5 year	10 year	Inception 10/26/98
LLIN	**-14.9%**	**-3.6%**	**3.2%**	**7.4%**
MSCI EAFE	-9.4	-3.5	5.0	2.8
Inflation +10%	13.9	12.3	12.4	12.6

In 1998, EAFE was available only at month-end; therefore, we use EAFE's value at 10/31/98 to calculate EAFE performance since public offering. Funds returns do not reflect that deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Fund returns and those of the unmanaged index include reinvested dividends and distributions. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Prior to 2010, the Fund used currency hedging as a routine investment strategy. Please call (800)445-9469 or view www.southeasternasset.com for current performance or wwww.southeasternasset.com/misc/prospectus.cfm for the Funds' Prospectus and Summary Prospectus, which should be read carefully before investing to understand investment objectives, risks, charges and expenses of the Fund.

Southeastern Asset Management, Inc.® | Advisor to Longleaf Partners Funds

20

Longleaf Partners International Fund Performance

Yearly Performance, net of fees as of 9/30/11

Year	Net	MSCI EAFE
1998*	9.0%	10.9%
1999	24.4%	27.0%
2000	25.9%	-14.2%
2001	10.5%	-21.4%
2002	-16.5%	-15.9%
2003	41.5%	38.6%
2004	10.2%	20.3%
2005	12.9%	13.5%
2006	17.1%	26.3%
2007	15.3%	11.2%
2008	-39.6%	-43.4%
2009	23.2%	31.8%
2010	13.7%	7.8%
YTD	-20.7%	-15.0%

**Partial year, initial public offering 10/26/98*

Average annual total returns for the Fund and its benchmark for the one, five, and ten year period ended September 30, 2011 are as follows: International Fund, -14.9%, -3.6%, 3.2%; EAFE, -9.4%, -3.5%, 5.0%. In1998, EAFE was available only at month-end; therefore, we use EAFE's value at 10/31/98 to calculate EAFE performance since public offering. Fund returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Fund returns and those of the unmanaged index included reinvested dividends and distributions. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Prior to 2010, the Fund used currency hedging as a routine investment strategy. Please call (800)445-9469 or view www.southeasternasset.com for current performance or www.southeasternasset.com/misc/prospectus .cfm for the Funds' Prospectus and Summary Prospectus, which should be read carefully before investing to understand investment objectives, risks, charges, and expense of the Fund.

Southeastern Asset Management, Inc.® | Advisor to Longleaf Partners Funds

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Biographies

Research

O. Mason Hawkins, CFA *Chairman • Chief Executive Officer* Southeastern since 1975	1974-75 1972-73 1971 1970	Director of Research, First Tennessee Investment Management, Memphis Director of Research, Atlantic National Bank, Jacksonville M.B.A. (Finance) University of Georgia B.A. (Finance) University of Florida
G. Staley Cates, CFA *President • Chief Investment Officer* Southeastern since 1986	1986 1986	Research Associate, Morgan, Keegan & Company, Memphis B.B.A. (Finance) University of Texas
James E. Thompson, Jr., CFA *Senior Analyst • Principal* 1996-2007 and since 2010	2009-2010 2007-2009 1996-2007 1994-1995 1991-1993 1987-1990 1986 1982	Senior Vice President and Team Leader, Cundill, Vancouver Bryant Asset Management and Research Consultant to Southeastern Asset Southeastern Management, Palo Alto, CA Vice President, Southeastern Asset Management, Memphis & London Vice President, Salem Investment Counselors, Winston-Salem Director of Research, Wilmington Capital Management, Wilmington Senior Analyst, Wachovia Bank and Trust Co., Winston-Salem M.B.A. University of Virginia B.S. (Business Administration) University of North Carolina

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds
22

Biographies

Research (continued)

Ken Ichikawa Siazon	1997-2006	Lehman Brothers, Singapore, Tokyo, Hong Kong
Senior Analyst • Principal	1994-1997	JP Morgan, Hong Kong, New York
Southeastern since 2006	1990-1992	Ford Motor Company, Tokyo
Based in Singapore	1989-1990	Fuji Bank, Tokyo
	1994	M.B.A. Harvard Business School
	1989	B.S. (Systems Engineering) University of Virginia
T. Scott Cobb	2004-2006	Smith, Salley & Associates, Greensboro
Senior Analyst • Principal	2000-2004	Private Investor, Chapel Hill
Southeastern since 2006	1995-2000	CST Investments, LLC, Memphis
Based in London	1999	M.A. (Theological Studies) Covenant Theological Seminary
	1997	B.A. (History) University of Memphis
Lowry H. Howell, CFA	2000-2005	Security Analyst and Principal, Flippin, Bruce & Porter, Lynchburg
Senior Analyst • Principal	1995-2000	Equity Analyst, Associate Vice President, Southern Capital Advisors, Memphis
Southeastern since 2006	1996	M.S. (Accounting) Rhodes College
	1995	B.A. (Finance) Rhodes College
Jason E. Dunn, CFA	1999	B.A. (Business & Economics) Rhodes College
Senior Analyst • Principal		
Southeastern since 1997		

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds

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Biographies

Research (continued)

Josh Shores, CFA *Senior Analyst • Principal* Southeastern since 2007 Based in London	2004-2007 2002-2004 2002	Smith, Salley & Associates, Greensboro Franklin Street Partners, Chapel Hill B.A. (Philosophy and Religious Studies) University of North Carolina
Ross Glotzbach, CFA *Senior Analyst • Principal* Southeastern since 2004	2003-2004 2003	Corporate Finance Analyst, Stephens Inc., Little Rock B.A. (Economics) Princeton University
Manish Sharma *Analyst* Southeastern since 2010 Based in Singapore	2009 2008 2008 2006-2007 2003-2006 2009 2003 2000	Equity Research Intern, State Bank of India, Mumbai Equity Research Intern, Weitz Funds, Omaha Equity Research Intern, MFS Investment Management, London Senior Manager, American Express, New York Senior Analyst, Capital One Finance, Boise M.B.A. University of Chicago M.S. (Mechanical Engineering) Michigan State University B. Tech. (Mechanical Engineering) Indian Institute of Technology
Brandon Arrindell *Analyst* Southeastern since 2010	2008-2009 2008	Investment Banking Analyst, Morgan Stanley, New York B.A. (Economics) Harvard College

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds

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Biographies

Portfolio Risk Management

Jim Barton, Jr., CFA	1991-1998	Proprietary Futures/Options Trader, Louis Dreyfus Corp., Memphis
Client Portfolio Manager • Principal	1990-1991	Professional Basketball Player, BG-07 Ludwigburg, Germany
Southeastern since 1998	1989	B.A. (History) Dartmouth College

Client Portfolio Management

Fraser E. Marcus	2007-2009	Head Strategic Advisory Europe and Middle East, Lehman Asset Management, London
Head of Global Business Development		
Southeastern since 2010	2004-2007	Managing Partner, Dartmouth Capital Partners LLP, London
Based in Memphis/London	1999-2004	Managing Director, Co-Head Investment Banking, ING Barings, London
	1993-1999	Managing Partner, The Chief Executive Partnerships, London
	1979-1993	Managing Director, Investment Banking, Salomon Brothers, London & New York
	1976-1979	Vice President, Manufacturers Hanover Limited, London & New York.
	1976	B.A. (English and Mathematics) Dartmouth College

Lee B. Harper	1989-1993	Consultant, IBM, Memphis
Head of Client Portfolio	1985-1987	Business Analyst, McKinsey & Company, Atlanta
Management • Principal	1989	M.B.A. Harvard Business School
Southeastern since 1993	1985	B.A. (History, Communications) University of Virginia

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds

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Biographies

Client Portfolio Management (continued)

Peter T. Montgomery	2006-2010	Senior Relationship Manager, Private Capital Management, Naples
Mutual Fund Institutional Client Manager	1997-2005	Relationship Manager, Trusco Capital Management, Atlanta
Southeastern since 2010	2002	M.B.A. (Finance) Georgia State University
	1994	B.S./B.A. (Economics) Western Carolina University
Gary M. Wilson, CFA	1998-2002	Associate, Citigroup, Tokyo
Client Portfolio Manager • Principal	1993-1994	Analyst, Baystate Financial Services, Boston
Southeastern since 2002	1998	M.A. (International Economics) Johns Hopkins School of Advanced International Studies
	1992	B.A. (History) Colgate University
Gwin Myerberg	2006-2008	Investor Relations, Thales Fund Management, New York
Client Portfolio Manager	2004-2006	Investor Relations, Twinfields Capital Management, Greenwich, CT
Southeastern since 2008	2003-2004	Consultant, Deloitte and Touche, New York
Based in London	2003	B.C. (Finance and Marketing) McIntire School of Commerce, University of Virginia
John R. Owen, Jr.	2006-2010	Account Manager, DeMarche Associates, Inc., Kansas City, MO
Client Portfolio Management Associate	2004-2006	Manager, Georgia-Carolina Manufacturing Co., Augusta, GA
Southeastern since 2010	2001-2004	Analyst, Willamette Management Associates, Atlanta, GA
	2001	B.S. (Management) Georgia Institute of Technology

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds

26

Biographies

Trading

Deborah L. Craddock, CFA *Head of Trading • Principal* Southeastern since 1987	1986-87 1980	Sales Assistant, Robinson-Humphrey Co., Inc., Memphis B.A. (Economics) Rhodes College
Jeffrey D. Engelberg, CFA *Senior Trader • Principal* Southeastern since 2007	2005-2007 2001-2005 1999-2000 1999 1998	Senior Trader, Fir Tree Partners, New York Convertible Bond Trader, KBC Financial Products, New York Listed Equity Trader, Morgan Stanley, New York M.B.A. Wharton School, University of Pennsylvania B.S. (Economics) Wharton School, University of Pennsylvania
Michael A. Johnson *Senior Trader* Southeastern since 2011	2007-2011 1999-2006 2005 1998	Senior Trader, Artio Global Investors (formerly Julius Baer Investment Management) Vice President - Trading, Lazard Asset Management M.B.A. Stern School of Business, New York University B.A. (Economics & International Relations) Connecticut College
W. Douglas Schrank *Senior Trader* Southeastern since 2009	2004-2009 2000-2004 2000	Senior Trader, Para Advisors, New York Sell-side & Buy-side Trader, Goldman Sachs, New York B.A. (Political Science) Colgate University
Ken Anthony *Trading Associate* Southeastern since 2005	2003-2005 2003 2002	Audit Associate, KPMG, Memphis M.S. (Accounting) University of Mississippi B.S. (Accounting) University of Mississippi

Southeastern Asset Management, Inc.® | Advisor to Longleaf Partners Funds
27

Representative Separate Account Client List

Private Pensions (82)

American Airlines
Bhs
Cable & Wireless
Cox Enterprises
DSG
Hewlett Packard
General Mills
Kellogg Company
Lloyd's Register
Lloyds TSB
LonzaAmerica
Massey Ferguson
Merchant Navy Officers
Metal Box
National Grid USA
Nestle
Northern Foods
Northrop Grumman
Ormet
Pactiv
Parker Hannifan
Pearson
Rollins
Stagecoach
Yorkshire & Clydesdale

Foundations / Endowments (57)

Allegheny College
American Legacy Foundation
American Psychological Association
Amherst College
Andrew Mellon Foundation
Carnegie Institution of Washington
Church Pension Fund
Claremont McKenna
Cornell University
The Duke Endowment
Georgia Tech
Grinnell College
Groton School
Hamilton College
The Kellogg Company Trust
Loyola University
Massey Ferguson
Merchant Navy Officers
Muriel Kauffman Foundation
New York Public Library
Temple University
University of CO
University of NE
University of Pittsburgh
University of Rochester
Wellesley College
Westtown School
Yawkey Foundation

Advisory and Subadvisory (16)

Citadel
Litman Gregory Masters' Select Equity Fund
Litman Gregory Masters' Select Value Fund
Longleaf Partners Funds (4)
Vantagepoint Equity Income Fund
Vantagepoint Aggressive Opportunities Fund

Healthcare Institutions (12)

Dana-Farber Cancer Institute

Public Pensions & Taft Hartley (10)

Sovereign Wealth Funds (2)

Other (29)

At 9/30/11 Southeastern managed 208 accounts across 156 relationships. Clients on the list consist of separate institutional equity accounts representative of each category as of 9/30/11. They are not selected because of investment performance. The listing is not intended to be a representation that the particular clients approve of Southeastern or the services provided

Southeastern Asset Management, Inc.® | Advisor to Longleaf Partners Funds

28

US Address Southeastern Asset Management, Inc. 6410 Poplar Avenue, Suite 900 Memphis, TN 38119 (901) 761-2474 Contact John Owen ^ jowen@SEasset.com 29 Contact Information UK Address Southeastern Asset Management Intl (UK) Limited 3rd Floor, 7 Savile Row London W1S 3PE +44 (0) 20 7479 4200 Contact Gwin Myerberg ^ gmyerberg@SEasset.com Web Address southeasternasset.com

Longleaf Partners Funds
Month-End Data at 10/31/11

	Partners	Small-Cap	International
	LLPFX	LLSCX	LLINX
Net Assets (millions)	$8,289	$3,021	$1,784
NAV per share	$28.08	$27.07	$13.21
Cusip	54306910-8	54306920-7	54306940-5
		(Closed 7/97)
Average Annual Returns

	Partners	S&P 500	Small-Cap	Russell 2000	International	EAFE
Year-to-date	-0.64%	1.30%	2.07%	-4.46%	-13.89%	-6.78%
Month	13.04%	10.93%	9.42%	15.14%	8.63%	9.64%
Quarter	-6.83%	-2.47%	-8.49%	-6.67%	-14.83%	-9.76%
One Year	5.41%	8.09%	13.11%	6.71%	-11.02%	-4.08%
Three Year	19.12%	11.41%	21.49%	12.87%	8.02%	9.90%
Five Year	-2.00%	0.25%	2.21%	0.68%	-2.62%	-2.41%
Ten Year	5.39%	3.69%	9.59%	7.02%	3.75%	5.73%
15 Year	7.85%	5.77%	10.44%	6.70%	na	na
20 Year	10.67%	8.13%	11.44%	8.67%	na	na
Inception	10.76%	8.55%	10.28%	8.65%	8.01%	3.51%
Inception date	4/8/87		2/21/89		10/26/98
These returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance may be lower or higher than the performance quoted. Please call (800) 445-9469 or visit the Advisor’s website, southeasternasset.com, for the most recent performance information or southeasternasset.com/misc/prospectus.cfm for a current copy of the Funds’ Prospectus and Summary Prospectus, both of which should be read carefully before investing, for a discussion of investment objectives, management fees, expenses, and risks. Fund returns and those of the unmanaged and unhedged indices referenced above include reinvested dividends and distributions. Prior to 2010, the Funds used currency hedging as a routine investment strategy. Past performance is no guarantee of future performance, fund prices fluctuate and the value of an investment at redemption may be more or less than the purchase price. This material should be preceded or accompanied by a Prospectus.
Portfolio Composition

	Partners	Small-Cap	International
Cash	1.8%	2.5%	3.3%
Short-term cash equivalents	0.0%	0.0%	0.0%

	1.8%	2.5%	3.3%
Common Stock & Options:
Domestic	81.2%	82.9%	12.0%
Foreign	15.2%	14.7%	85.4%
Bonds	1.7%	0.0%	0.2%
Other	0.1%	-0.1%	-0.9%

Total Net Assets	100.0%	100.0%	100.0%

Number of Securities	21	21	25
Most Recent Quarter-End — September 30, 2011

	Partners	Small-Cap	International
Weighted market cap (millions)	$22,969	$2,924	$11,994
Median market cap (millions)	$13,962	$2,171	$7,627
Expense ratio	0.90%	0.92%	1.38%
Portfolio Turnover (five year avg)	27.04%	25.12%	36.83%

Longleaf Partners Small-Cap Fund Closed to New Investors
Governing Principles
We will treat your investment in Longleaf as if it were our own.
We will remain significant investors with you in Longleaf Partners Funds.
We will invest for the long-term, while striving to maximize returns and minimize business, financial, purchasing power, regulatory and market risks.
We will choose each equity investment based on its discount from our appraisal of corporate intrinsic value, its financial strength, its management, its competitive position, and our assessment of its future earnings potential.
We will concentrate our assets in our best ideas.
We will not impose loads or 12b-1 charges on mutual fund shareholders.
We will consider closing to new investors if closing would benefit existing clients.
We will discourage short-term speculators and market timers.
We will continue our efforts to enhance client and shareholder services.
We will communicate with our investment partners as candidly as possible.
Objective/Policy Statement
The Fund seeks long-term capital growth by investing primarily in a limited number of small companies believed to be significantly undervalued.
Philosophy
We invest in equity securities of competitively entrenched, financially strong, well-managed companies run by capable managements at market prices significantly below our assessment of their business values, and sell these stocks when they approach our appraisals. Equities represent ownership in a business which has an intrinsic value based on its free cash flow generation, assets, and liabilities. Equities purchased at far less than intrinsic worth should protect capital from significant loss and appreciate substantially when the market ultimately recognizes corporate value.
Fund Management
Southeastern Asset Management, Inc., a Memphis-based firm with offices in London, Singapore, and Tokyo, manages the Fund. Founded in 1975, the firm has 60 employees and manages $29.9 billion in assets.
Portfolio Managers
•	Mason Hawkins, CFA, Southeastern since 1975

•	Staley Cates, CFA, Southeastern since 1986
Partnership Investing
Southeastern’s employees and related entities are the largest owners across the Longleaf Partners Funds. Employees must use the Longleaf Funds to own public equities unless granted an exception.

Contact Us (800) 445-9469 • southeasternasset.com

Closed to New Investors	September 30, 2011
Longleaf Partners Small-Cap Fund

Fund Profile
Inception Date	February 21, 1989
Symbol/Cusip	LLSCX/54306920-7
Minimum Investment	$10,000
Net Assets	$2.8 billion
Expense Ratio	0.92%; No loads, 12b-1, or performance fees
Portfolio Turnover (five year avg)	25%
Total Holdings	23
Weighted Average Market Cap	$2.9 billion
Net Asset Value	$24.74
Top Ten Holdings

Texas Industries construction materials	8.1%
tw telecom telecommunications provider	6.7
Fairfax Financial property/casualty insurance	6.5
Dillard’s department store retailer	5.8
Service Corp International funeral home/cemetery operator	5.8
Wendy’s fast food restaurant operator	4.9
Vail Resorts mountain resorts and real estate	4.7
Markel Corporation specialty insurance underwriter	4.5
Martin Marietta aggregates	4.5
Madison Square Garden sports, media & entertainment	4.5

TOTAL	56.0%

Performance as of 09/30/2011

	Average Annual					Total Return
	Since	20	Ten	Five	One
	Inception	Years	Years	Years	Year	YTD	3Q
Small-Cap Fund	9.9%	10.9%	8.4%	1.4%	5.0%	(6.7)%	(18.0)%
Russell 2000 Index	8.0	8.1	6.1	(1.0)	(3.5)	(17.0)	(21.9)
Inflation + 10%	12.9	12.6	12.4	12.3	13.9	N/A	N/A
Returns do not reflect the deduction of taxes that a shareholder would pay-on Fund distributions or the redemption of Fund shares. Current performance may be lower or higher than the performance quoted. Please call (800) 445-9469 or view www.southeasternasset.com for current performance information and www.southeasternasset.com/misc/prospectus.cfm for a current Prospectus and Summary Prospectus, which should be read carefully before investing to understand investment objectives, management fees, expenses, and risks. Fund returns and those of unmanaged Russell 2000 index include reinvested dividends and distributions. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Past performance is no guarantee of future performance, fund prices fluctuate and the value of an investment at redemption may be more or less than purchase price. Longleaf, Longleaf Partners Funds and the pine cone are registered trademarks of the Longleaf Partners Funds Trust. ©2011. Southeastern Asset Management, Inc. All rights reserved.
Portfolio Composition

Equities & Options	98.8%
Cash & Other	1.2

TOTAL	100.0%

Sector Composition

Consumer Discretionary	45.1%
Financials	22.2
Materials	12.6
Telecommunication Services	10.6
Energy	4.1
Health Care	3.9
Information Technology	0.3
Cash & Other	1.2

TOTAL	100.0%

Performance (Yearly Returns)

Year	Fund	Index
2010	22.3%	26.9%
2009	49.3	27.2
2008	(43.9)	(33.8)
2007	2.8	(1.6)
2006	22.3	18.4
2005	10.8	4.6
2004	14.8	18.3
2003	43.9	47.3
2002	(3.7)	(20.5)
2001	5.5	2.5
2000	12.8	(3.0)
1999	4.1	21.3
1998	12.7	(2.6)
1997	29.0	22.4
1996	30.6	16.5
1995	18.6	28.5
1994	3.7	(1.8)
1993	19.8	18.9
1992	6.9	18.4
1991#	23.3	46.0
1990#	(30.1)	(19.5)
1989*#	25.5	10.6

*	Partial year, initial public offering 02/21/89 — 12/31/89

#	From public offering through 03/31/91, Fund was managed by a different portfolio manager

Longleaf Partners International Fund
Governing Principles
We will treat your investment in Longleaf as if it were our own.
We will remain significant investors with you in Longleaf Partners Funds.
We will invest for the long-term, while striving to maximize returns and minimize business, financial, purchasing power, regulatory and market risks.
We will choose each equity investment based on its discount from our appraisal of corporate intrinsic value, its financial strength, its management, its competitive position, and our assessment of its future earnings potential.
We will concentrate our assets in our best ideas.
We will not impose loads or 12b-1 charges on mutual fund shareholders.
We will consider closing to new investors if closing would benefit existing clients.
We will discourage short-term speculators and market timers.
We will continue our efforts to enhance client and shareholder services.
We will communicate with our investment partners as candidly as possible.
Objective/Policy Statement
The Fund seeks long-term capital growth by investing primarily in a limited number of non-U.S. companies of all sizes believed to be significantly undervalued.
Philosophy
We invest in equity securities of competitively entrenched, financially strong, well-managed companies run by capable managements at market prices significantly below our assessment of their business values, and sell these stocks when they approach our appraisals. Equities represent ownership in a business which has an intrinsic value based on its free cash flow generation, assets, and liabilities. Equities purchased at far less than intrinsic worth should protect capital from significant loss and appreciate substantially when the market ultimately recognizes corporate value.
Fund Management
Southeastern Asset Management, Inc., a Memphis-based firm with offices in London, Singapore, and Tokyo, manages the Fund. Founded in 1975, the firm has 60 employees and manages $29.9 billion in assets.
Portfolio Managers
•	Mason Hawkins, CFA, Southeastern since 1975

•	Staley Cates, CFA, Southeastern since 1986

•	Scott Cobb, Southeastern since 2006

•	Ken Siazon, Southeastern since 2006
Partnership Investing
Southeastern’s employees and related entities are the largest owners across the Longleaf Partners Funds. Employees must use the Longleaf Funds to own public equities unless granted an exception.

Contact Us (800) 445-9469 • southeasternasset.com

Longleaf Partners International Fund	September 30, 2011
Fund Profile

Inception Date	October 26, 1998
Symbol/Cusip	LLINX/54306940-5
Minimum Investment	$10,000
Net Assets	$1.7 billion
Expense Ratio	1.38%; No loads, 12b-1, or performance fees
Portfolio Turnover (five year avg)	37%
Total Holdings	25
Weighted Average Market Cap	$12.0 billion
Net Asset Value	$12.16
Top Ten Holdings

ACS Actividades construction, infrastructure, & industrial services	9.5%
Fairfax Financial Holdings property/casualty insurance	8.2
Ferrovial transport infrastructure	5.7
Carrefour global retailer	5.6
Philips medical, lighting, & electronics	5.1
Lafarge cement, aggregates, & concrete	5.1
Cheung Kong ports, real estate, telecom, & retail	4.9
Nitori furniture and home goods	4.6
Seven Bank ATM services	4.5
Ingersoll Rand climate control, pumps, & security systems	4.3

TOTAL	57.5%

Performance as of 09/30/2011

	Average Annual				Total Return
	Since	Ten	Five	One
	Inception	Years	Years	Year	YTD	3Q
International Fund	7.4%	3.2%	(3.6)%	(14.9)%	(20.7)%	(23.6)%
MSCI EAFE Index	2.8	5.0	(3.5)	(9.4)	(15.0)	(19.0)
Inflation + 10%	12.6	12.4	12.3	13.9	N/A	N/A
All returns and those of the unmanaged and unhedged index include reinvested dividends and distributions, but do not reflect the deduction of taxes. Current performance may be lower or higher than the performance quoted. Please call (800) 445-9469 or view www.southeasternasset.com for more current performance information and www.southeasternasset.com/misc/prospectus.cfm for a copy of the current Prospectus and Summary Prospectus, which should be read carefully before investing for a discussion of investment objectives, management fees, expenses, and risks. Prior to 2010, the Fund used currency hedging as an investment strategy. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Past performance is no guarantee of future performance, fund prices fluctuate, and the value of an investment at redemption may be more or less than purchase price. Longleaf, Longleaf Partners Funds and the pine cone are registered trademarks of the Longleaf Partners Funds Trust. ©2011 Southeastern Asset Management, Inc. All rights reserved.
Portfolio Composition

Equities & Options	97.0%
Cash & Other	3.0

TOTAL	100.0%

Sector Composition

Financials	28.1%
Industrials	27.4
Materials	11.9
Consumer Staples	9.7
Consumer Discretionary	9.0
Energy	3.7
Health Care	3.6
Telecommunication Services	2.3
Information Technology	1.3
Cash & Other	3.0

TOTAL	100.0%

Country Composition

Country	Net Assets
Japan	17.8%
Spain	15.2
France	13.8
Ireland	11.7
Canada	8.2
Brazil	7.8
Netherlands	5.1
Hong Kong	4.9
Germany	2.9
Switzerland	2.7
Mexico	2.7
United Kingdom	2.5
Malaysia	1.2
US	0.5
Cash & Other	3.0

TOTAL	100.0%

Performance (Yearly Returns)

Year	Fund	Index
2010	13.7%	7.8%
2009	23.2	31.8
2008	(39.6)	(43.4)
2007	15.3	11.2
2006	17.1	26.3
2005	12.9	13.5
2004	10.2	20.3
2003	41.5%	38.6%
2002	(16.5)	(15.9)
2001	10.5	(21.4)
2000	25.9	(14.1)
1999	24.4	27.0
1998*	9.0	10.9

*	Partial year, initial public offering 10/26/98

Longleaf Partners Fund
Governing Principles
We will treat your investment in Longleaf as if it were our own.
We will remain significant investors with you in Longleaf Partners Funds.
We will invest for the long-term, while striving to maximize returns and minimize business, financial, purchasing power, regulatory and market risks.
We will choose each equity investment based on its discount from our appraisal of corporate intrinsic value, its financial strength, its management, its competitive position, and our assessment of its future earnings potential.
We will concentrate our assets in our best ideas.
We will not impose loads or 12b-1 charges on mutual fund shareholders.
We will consider closing to new investors if closing would benefit existing clients.
We will discourage short-term speculators and market timers.
We will continue our efforts to enhance client and shareholder services.
We will communicate with our investment partners as candidly as possible.
Objective/Policy Statement
The Fund seeks long-term capital growth by investing primarily in a limited number of mid and large cap U.S. companies believed to be significantly undervalued.
Philosophy
We invest in equity securities of competitively entrenched, financially strong, well-managed companies run by capable managements at market prices significantly below our assessment of their business values, and sell these stocks when they approach our appraisals. Equities represent ownership in a business which has an intrinsic value based on its free cash flow generation, assets, and liabilities. Equities purchased at far less than intrinsic worth should protect capital from significant loss and appreciate substantially when the market ultimately recognizes corporate value.
Fund Management
Southeastern Asset Management, Inc., a Memphis-based firm with offices in London, Singapore, and Tokyo, manages the Fund. Founded in 1975, the firm has 60 employees and manages $29.9 billion in assets.
Portfolio Managers
•	Mason Hawkins, CFA, Southeastern since 1975
•	Staley Cates, CFA, Southeastern since 1986
Partnership Investing
Southeastern’s employees and related entities are the largest owners across the Longleaf Partners Funds. Employees must use the Longleaf Funds to own public equities unless granted an exception.

Contact Us (800) 445-9469 • southeasternasset.com

Longleaf Partners Fund	September 30, 2011
Fund Profile

Inception Date	April 8, 1987
Symbol/Cusip	LLPFX/54306910-8
Minimum Investment	$10,000
Net Assets	$7.4 billion
Expense Ratio	.90%; No loads, 12b-1, or performance fees
Portfolio Turnover (five year avg)	27%
Total Holdings	23
Weighted Average Market Cap	$23.0 billion
Net Asset Value	$24.84
Top Ten Holdings

Chesapeake Energy natural gas exploration & production	9.5%
Dell information technology	9.3
Loews opportunistic diversified holding company	6.5
DIRECTV satellite broadcaster	6.1
Aon Corporation insurance brokerage & consulting	5.9
Abbott Laboratories health care	5.1
Travelers Companies property/casualty insurance	5.0
Philips medical, lighting & electronics	5.0
Walt Disney entertainment and broadcasting	4.7
News Corp entertainment and broadcasting	4.7

TOTAL	61.8%

Performance as of 09/30/2011

	Average Annual					Total Return
	Since	20	Ten	Five	One
	Inception	Years	Years	Years	Year	YTD	3Q
Partners Fund	10.2%	10.1%	4.2%	(3.3)%	(2.8)%	(12.1)%	(20.2)%
S&P 500	8.1	7.6	2.8	(1.1)	1.1	(8.7)	(13.9)

Inflation + 10%	12.9	12.6	12.4	12.3	13.9	N/A	N/A
Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance may be lower or higher than the performance quoted. Please call (800) 445-9469 or view www.southeasternasset.com for current performance information and www.southeasternasset.com/misc/prospectus.cfm for a current Prospectus and Summary Prospectus, which should be read carefully before investing to understand investment objectives, management fees, expenses, and risks. Prior to 2010, the Fund used currency hedging as an investment strategy. Fund returns and those of unmanaged S&P 500 Index include reinvested dividends and distributions. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Past performance is no guarantee of future performance, fund prices fluctuate, and the value of an investment at redemption may be more or less than purchase price. Longleaf, Longleaf Partners Funds and the pine cone are registered trademarks of the Longleaf Partners Funds Trust. ©2011. Southeastern Asset Management, Inc. All rights reserved.
Portfolio Composition

Equities & Options	96.9%
Bonds	1.7
Cash & Other	1.4

TOTAL	100.0%

Sector Composition

Consumer Discretionary	28.5%
Financials	25.4
Energy	9.5
Industrials	9.3
Information Technology	9.3
Materials	6.2
Health Care	5.1
Telecommunication Services	4.9
Consumer Staples	0.4
Cash & Other	1.4

TOTAL	100.0%

Performance (Yearly Returns)

Year	Fund	Index
2010	17.9%	15.1%
2009	53.6	26.5
2008	(50.6)	(37.0)
2007	(0.4)	5.5
2006	21.6	15.8
2005	3.6	4.9
2004	7.1	10.9
2003	34.8	28.7
2002	(8.3)	(22.1)
2001	10.3	(11.9)
2000	20.6	(9.1)
1999	2.2	21.0
1998	14.3%	28.6%
1997	28.3	33.4
1996	21.0	23.0
1995	27.5	37.6
1994	9.0	1.3
1993	22.2	10.1
1992	20.5	7.6
1991	39.2	30.5
1990	(16.4)	(3.1)
1989	23.3	31.7
1988	35.2	16.6
1987*	(13.0)	(13.3)

*	Partial year, initial public offering 04/08/87